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                                  FORM 8-A/A

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

AMENDMENT TO FORM 8-A FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT
        TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                          BOSTON LIFE SCIENCES, INC.
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            (Exact name of registrant as specified in its charter)


        Delaware                    0-6533                   87-0277826

(State or Other Jurisdiction    (Commission                 (IRS Employer
    of incorporation)           File Number)              Identification No.)


     137 Newbury Street, 8th Floor                        02116
     Boston, Massachusetts
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              (Address of principal executive offices)  (Zip Code)

                                AMENDMENT NO. 3
                                ---------------

     As of September 26, 1991, Boston Life Sciences, Inc. (then, Greenwich Pharmaceuticals Incorporated), a Delaware corporation (the "Company") entered into a Rights Agreement (as amended from time to time, the "Rights Agreement") with Pittsburgh National Bank, as Rights Agent, and declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock of the Company at the close of business on October 7, 1991, and for all shares of Common Stock issued after October 7, 1991 and on or prior to the earlier of the Distribution Date (as defined in the Rights Agreement) or September 26, 2001. In contemplation of the merger of a privately-held Delaware corporation then known as Boston Life Sciences, Inc. with and into the Company (the "Merger"), the Rights Agreement was amended pursuant to Amendment No. 3 thereto, dated as of August 1, 1994, between the Company and Chemical Bank, as successor Rights Agent, for the purposes of ensuring that the Merger would not trigger the provisions of the Rights Agreement. The Merger was consummated on June 15, 1995.

     On March 17, 1998, the Board of Directors of the Company (i) resolved to amend certain provisions of the Rights Agreement for the purpose of restoring its effectiveness following the Merger, (ii) resolved to replace Chemical Bank with Continental Stock Transfer & Trust
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Company as Rights Agent and (iii) authorized the officers of the Company to effect such other changes to the Rights Agreement as in their judgment were necessary or desirable to make the provisions of the Rights Agreement accurate and to carry out the purposes of such resolutions (the "March 1998 Actions").

     For purposes of memorializing and giving full effect to the March 1998 Actions, as of March 1, 2001, the Board of Directors of the Company approved (and, on March 14, 2001, the Company executed) an Amendment No. 4 to the Rights Agreement with Continental Stock Transfer & Trust Company, as Rights Agent ("Amendment No. 4") and designated a new series of preferred stock, the Series D Preferred Stock, for issuance upon any exercise of the Rights (the "March 2001 Actions"). The terms and provisions of the Series D Preferred Stock are substantially the same as those of the Series A Preferred Stock originally designated for issuance upon exercise of the Rights, and are set forth in their entirety in Exhibit A to Rights Agreement, as amended by Amendment No. 4.

     The March 2001 Actions were not taken in response to any outside effort to gain control of the Company, and the Company is not aware of any takeover attempt.

     In order to reflect the March 2001 Actions, the undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Registration Statement on Form 8-A, registering its Series D Preferred Stock Purchase Rights (formerly, Series A Preferred Stock Purchase Rights), which was filed on October 22, 1991, and amended by a Form 8 filed on July 28, 1993 and a Form 8-A/A filed on August 8, 1994, as follows:

     Item 1 is hereby amended and restated in its entirety as set forth below.

Item 1.  Description of Securities to be Registered.
         ------------------------------------------

     On September 26, 1991, the Board of Directors of Boston Life Sciences, Inc. (formerly, Greenwich Pharmaceuticals Incorporated) (the "Company") adopted a Shareholder Rights Plan and declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock of the Company at the close of business on October 7, 1991, and for all shares of Common Stock issued after October 7, 1991 and on or prior to the earlier of the Distribution Date (as defined below) or September 26, 2001. When exercisable, each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series D Preferred Stock, par value $.01 per share, at a cash Purchase Price of $60, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of September 26, 1991, between the Company and Pittsburgh National Bank, as original Rights Agent, as amended (the "Rights Agreement"). Continental Stock Transfer & Trust Company is currently the Rights Agent under the Rights Agreement.

     Initially, the Rights will be evidenced by the Common Stock certificates, and no separate Right Certificates will be issued. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of: (i) 10 days following a public announcement that a person, entity or group of affiliated or associated persons (an "Acquiring Person") has


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acquired beneficial ownership of 15 percent or more of the shares of Common
Stock then outstanding (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer that would, if consummated, result in a person, entity or group beneficially owning 15 percent or more of the shares of Common Stock then outstanding. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after October 7, 1991 will contain a notation incorporating the Rights Agreement by reference, and
(iii) the surrender for transfer of any certificates representing Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 26, 2001, unless previously redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50 percent or more of the Company's assets or earning power is sold, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value at the time of the transaction equal to two times the exercise price of the Right. In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and the Common Stock is not changed or exchanged, or (ii) an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, or (iii) a person becomes the beneficial owner of 15 percent or more of the then outstanding shares of Common Stock, proper provision will be made so that each holder of an outstanding Right, other than Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person or an affiliate or associate of an Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value at the time of the transaction of two times the exercise price of the Right. The events described in this paragraph are referred to as the "Triggering Events."

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Series D Preferred Stock (or of a


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share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     The Purchase Price payable, and the number of shares of Series D Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series D Preferred Stock, (ii) if holders of the Series D Preferred Stock are granted certain rights or warrants to subscribe for Series D Preferred Stock or convertible securities at less than the then current market price of the Series D Preferred Stock, or (iii) upon the distribution to holders of the Series D Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).

     The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock dividend on the outstanding shares of Common Stock payable in shares of Common Stock or a subdivision or combination of the Common Stock occurring, in any such case, prior to the Distribution Date. No such adjustment has been or will be made with respect to the one-for-ten reverse stock split of the Common Stock of the Company approved by the stockholders of the Company on June 6, 1997.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1 percent of the Purchase Price. No fractional shares of Series D Preferred Stock (other than integral multiples of one one-hundredth of a share) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series D Preferred Stock on the last trading date prior to the date of exercise.

     Each share of Series D Preferred Stock purchasable upon exercise of the Rights will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per share of Common Stock. In the event of liquidation, the holders of the Series D Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Series D Preferred Stock will have 100 votes and will vote together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series D Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Series D Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth of a share of Series D Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock. The Series D Preferred Stock ranks junior with respect to payment of dividends and on liquidation to all other series of the Company's preferred stock except to the extent that any such other series specifically provides that it shall rank on a parity with or junior to the Series D Preferred Stock.


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     The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right by the Board of Directors at any time until the tenth day after the Stock Acquisition Date (or such later date as a majority of the Continuing Directors then in office may determine, provided such determination is made prior to the expiration of the Company's right of redemption). The redemption of the Rights may be made effective at such time and on such basis with such conditions as the Board of Directors in its sole discretion may establish. After the redemption period has expired, the right to redeem may be reinstated if an Acquiring Person reduces his Common Stock ownership to 10 percent or less of the then outstanding shares in one or more transactions not involving the Company.

     Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of a majority of the Continuing Directors, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

     The term "Continuing Director" means any member of the Board of Directors who was a member of the Board prior to the time an Acquiring Person became such, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors. Continuing Directors do not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

     Until a Right is exercised, the holder will have no rights as a shareholder of the Company (beyond those as an existing shareholder), including the right to vote or to receive dividends. While the issuance of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the thresholds for exercisability of the Rights to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Common Stock then known by the Company to be beneficially owned by any person, entity or group and (ii) 10 percent, except that from and after such time as any person or group becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than an Acquiring Person or an affiliate or associate thereof).

     Each outstanding share of the Common Stock on the Record Date (not including shares held in the Company's treasury) received one Right. As long as the Rights are attached to the Common Stock, one Right is issued with each new share of Common Stock and each share of Common Stock issued from the Company's treasury after the Record Date so that all such shares have attached Rights. Five hundred thousand shares of Series D Preferred Stock have been reserved for issuance upon exercise of the Rights.


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     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company without a condition to such an offer that a substantial number of the Rights be acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors (under some circumstances, with the concurrence of the Continuing Directors) since the Rights may be redeemed by the Company as described above.

Item 2.  Exhibits.
         --------

     Item 2 is hereby amended to include Amendment No. 4 to Rights Agreement, dated as of March 14, 2001, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent, as an exhibit to the registration statement.


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SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                              BOSTON LIFE SCIENCES, INC.


                              By:    /s/ S. David Hillson
                                  ------------------------------
                                    S. David Hillson
                                    Chairman, President &
                                         Chief Executive Officer


Dated:  March 20, 2001


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                                 EXHIBIT INDEX


     The following designated exhibits are filed herewith:

                                                                     Page Number
                                                                     -----------
Exhibit
-------

  1.   Amendment No. 4 to Rights Agreement, dated as of March            9
       14, 2001, between the Company and Continental Stock Transfer
       & Trust Company, as Rights Agent.

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